11017517

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43862

SEC Mail Processing Section
RECEIVED
FEB 25 2011
WASH. D.C. 200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEB Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
28591

518 SOUTH MAIN STREET
(No. and Street)

GREAT BARRINGTON (CITY) MA (state) 01230 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT TEPPER 1-413-528-8180 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Tepper swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AEB Corporation , as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Pres

Title

Tricia Rae Storti

Notary Public

Tricia Rae Storti
Notary Public
Commonwealth Of Massachusetts
My Commission Expires July 6, 2012

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Commonwealth of Massachusetts - County Of Berkshire
On this 23 day of February, 2011,
before me, The undersigned Notary Public,
personally appeared Robert Tepper,
and proved to me through satisfactory evidence of
identity, which were known to me,
to be the person whose name was signed on the
preceding or attached document in my presence
and who swore or confirmed to me the contents of
the document are truthful and accurate to the
best of of his / her knowledge and belief.

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
AEB Corporation
Great Barrington, MA

In planning and performing my audit of the financial statements of AEB Corporation for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 31, 2011

AEB Corporation

Audited Financial Statements

For The Year Ended December 31, 2010

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Board of Directors
AEB Corporation
Great Barrington, MA

I have audited the accompanying statement of financial condition of AEB Corporation, as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the AEB Corporation as of December 31, 2010 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II AND III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
January 31, 2011

AEB Corporation
Statement of Financial Condition
December 31, 2010

Assets

Cash and Cash Equivalents	$ 131,679
Deposit Clearing Organization	100,786
Receivable from Broker	10,251
Furniture and Equipment, at Cost, less Accumulated Depreciation of $8,152	1,678
	$ 244,394

Liabilities and Stockholders' Equity

Liabilities:	
State Income Tax Payable	$ 456
Accrued Expenses	3,999
Shareholder Loan Payable	100,000
Due to Clearing Firm	455
	104,910
Stockholders' Equity:	
Common Stock, $1 par value, Authorized, Issued and Outstanding 1,000 shares	1,000
Additional Paid-in-Capital	275,000
Accumulated Deficit	(136,516)
	139,484
	$ 244,394

See Accountant's Report & Accompanying Notes

AEB Corporation
Statement of Income
For The Year Ended December 31, 2010

Revenues	
Commissions Income	$ 136,280
Principal Transactions	124,827
Interest and Dividends	235
Consulting Fees	49,371
Trading Gains (Losses)	19,076
Other Income	1,275
	331,064
Expenses:	
Employee Compensation and Benefits	354,526
Management Fee	60,000
Floor Brokerage, Exchange and Clearing Fees	43,718
Communications and Data Processing	52,119
Occupancy	13,286
Regulatory Fees and Expenses	18,754
Other Expenses	16,535
	558,938
Net Income (Loss) before income taxes	(227,874)
Provision for income taxes	456
Net Income (Loss)	($ 228,330)

See Accountant's Report & Accompanying Notes

AEB Corporation
Statement of Changes in Stockholders' Equity
December 31, 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance - beginning of year	1,000	$ 1,000	$ 249,000	$ 91,813	$ 341,813
Additional Capital Contribution			26,000		26,000
Net Income (Loss)				(228,330)	(228,330)
Balance - end of year	1,000	$ 1,000	$ 275,000	($136,517)	$ 139,483

See Accountant's Report and Accompanying Notes

AEB Corporation
Statement of Cash Flows
Twelve Months Ended December 31, 2010

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 231,752)	
Adjustments		
Add:		
Depreciation	1,424	
Equities-Market-Pershing	93,102	
Due to Clearing Firm	455	
Less:		
Commisions Receivable	(1,344)	
State Income Tax Payable	(2,609)	
Accrued Expenses Payable	(10,983)	
Cash from Operations		**(151,707)**
Cash Flows - Invested		
Investing Cash Flows		**0**
Cash Flows - Financing		
Shareholder Loan Payable	100,000	
Add'l Paid in Capital	26,000	
Financing Cash Flows		**126,000**
Cash Increase (Decrease)		**(25,707)**
Cash - Beginning of Year		
Cash - Lee Bank	2,716	
Money Market-Pershing	129,408	
Cash - Pershing	25,262	
Total Beginning of Year		**157,386**
Cash on Statement Date		**$ 131,679**

See Accountant's Report & Accompanying Notes

AEB Corporation
Notes to Financial Statements
For the Year Ended December 31, 2010

1. NATURE OF BUSINESS

AEB Corporation is incorporated in the Commonwealth of Massachusetts to engage in the general securities business, to deal in stocks, bonds and all other securities of every nature and description. The Company is a member of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's main office is located in Great Barrington, Massachusetts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Comapny's assets are as follows:

Computers and related equipment	5 years
Furniture & fixtures	7 years
Office equipment	7 years

Depreciation expense for the year ended December 31, 2010 is $1,424.

Income Taxes

Based on the company's recent history of operating losses, it appears that the company will not realize the benefit of deferred tax assets arising from the current year's net operating loss. The tax deferred asset arising from the current net operating loss is approximately $59,000. A valuation allowance is considered necessary for the full amount of the current year deferred tax asset.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

AEB Corporation
Notes to Financial Statements
For the Year Ended December 31, 2010

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting and the cash method for tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2010 the company had approximately $0 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Revenue and Cost Recognition

The company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value determined by management.

2. CASH FLOWS

Cash Paid for Interest and Income Taxes is as follows:

Interest	$	8
Income Taxes	$	456

3. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $135,609 at December 31, 2010, which exceed required net capital of $100,000 by $35,609. The ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.77 to 1.0.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

6. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

7. RELATED PARTY TRANSACTIONS

During 1999, the company entered into a management fee agreement with Pavonia International Corporation (A West Indies Corporation), a related party, for management direction and advice with respect to financial, administrative and marketing matters. For the year ended December 31, 2010, the fee was $60,000.

The company rents its current office space on a month-to-month basis from an individual who is related to the company's chief executive officer. The monthly rent is $875 as of December 31, 2010. Rent paid for 2010 was $10,500.

8. INCOME TAXES

For federal income tax purposes, operating losses may be carried forward 20 years from the year the net loss was incurred. The state of Massachusetts allows a 5 year carry forward period. The company's total federal net operating losses available to offset taxable income of future years is approximately $1,306,546 and will expire in various years beginning in year 2024 through 2030. The state of Massachusetts operating loss of approximately $878,178 may be carried forward 5 years and will expire in various years beginning in 2011 through 2015.

No benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets.

Deferred Tax Benefit	$ 196,000
Less Valuation Allowance	(196,000)
Net Deferred Tax Asset	$ 0

The Company is no longer subject to federal or state tax examinations by taxing authorities for years before 2007.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker (Pershing, LLC) on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from clearing broker and the deposit with clearing broker are pursuant to this agreement.

10. LEASES

The Company rents its Great Barrington, Massachusetts office space on a month-to-month basis at $875 per month. For the year ended December 31, 2010 rent expense was $10,500.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 31, 2011, the date on which the financial statements were available to be issued.

12. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

12. FAIR VALUE (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2010

ASSETS	Level 1	Level 2	Level 3	Netting and Collateral	Total
Cash and securities segregated under federal and other regulations	$100,786	$ 0	$ 0	$ 0	$100,786
LIABILITIES	$ 0	0	0	0	0

13. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $100,000. As of December 31, 2010 the balance was $100,786.

SUPPLEMENTARY INFORMATION

AEB Corporation
Schedule I
Computation of Net Capital
December 31, 2010

Total Stockholders' Equity		$ 139,484
Nonallowable Assets		
Furniture and equipment - net		1,678
		137,806
Haircuts		
Money market	2,197	2,197
Net Capital		135,609
Less: Capital Requirement		100,000
Excess Capital		$ 35,609
Aggregate Indebtedness		$ 104,910
Ratio of Aggregate Indebtedness to Net Capital		0.77 to 1.0

See Accountant's Report and Accompanying Notes

AEB Corporation
Schedule II
Reconciliation of Audited vs Unaudited Net Capital
December 31, 2010

Unaudited Net Capital	$ 132,642
Year End Accruals	(2,967)
Audited Net Capital	$ 135,609

See Accountant's Report and Accompanying Notes

Schedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AEB Corporation
As of 12/31/10

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)-Limited business (mutual funds and/or variable annuities only) __**4550**

B. (k)
(2)(i)-"Special Account for the Exclusive Benefit of customers" maintained __**4560**

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis X **4570**

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574 **[4335A]**	Pershing LLC **[4335A2]**	All [4335B]
8- **[4335C]**	**[4335C2]**	[4335D]
8- **[4335E]**	**[4335E2]**	[4335F]
8- **[4335G]**	**[4335G2]**	[4335H]
8- **[4335I]**	**[4335I2]**	[4335I]

D. (k) (3) Exempted by order of the Commission __**4580**

See Accountant's Report and Accompanying Notes